

July 25, 2014

<u>Via E-mail</u>
Mr. Stephen L. Cripe
Chief Financial Officer
Jason Industries, Inc.
411 East Wisconsin Avenue, Suite 2100
Milwaukee, Wisconsin 53202

      RE: Jason Industries, Inc.
             Item 4.01 Form 8-K
             Filed July 7, 2014
             File No. 1-36051

Dear Mr. Cripe:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Ernest Greene

                Ernest Greene
                Staff Accountant